Filed by New Beginnings Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: New Beginnings Acquisition Corp.

Commission File No. 333-256137

Date: May 17, 2021

TRANSCRIPT

Transcript of

This Week With Roger Podcast

May 17, 2021

Participants:

Roger Entner, podcast host

Don Kellogg, podcast host

Eric Stonestrom, President and Chief Executive Officer, Airspan Networks Inc.

Transcript:

Don Kellogg: Hello and welcome to the 33rd episode of The Week with Roger, a conversation between analysts about all things telecom, media and technology for recon analytics. I’m Don Kellogg and with me as always is Roger Entner. How are you Roger?

Roger Entner: Oh great.

Don: So this week we're talking about wireless infrastructure. To do that we've invited Eric Stonestrom, CEO and President of Airspan, one of the few wireless infrastructure providers to chat with us. Eric, welcome to the podcast.

Eric Stonestrom: Thanks Don. Good afternoon.

Roger: So to get started. Can you tell us a little bit about Airspan and where you play in the wireless infrastructure ecosystem.

Eric: Yeah gladly. We are a groundbreaking disruptive company producing software and hardware for 5G Network Solutions, and we've been a pioneer in introducing Open RAN solutions. We have a best in class portfolio of solutions, including 5G, private networks, fixed wireless access and CBRs. And we really have a broad offering to the marketplace, really, very fast growing marketplace of existing mobile carriers, new market entrants Greenfield operators, private operators which is a very rapidly growing space especially in 5G and cable MSOs as they look to rolling out telecom services and moving beyond MVNO relationships, also.

Roger: So, one of you mentioned the magic words, Open RAN, you know we're here. Big, big proponent of Open RAN. So, where do you see that going, You know, when we look a couple of maybe a year back, it was called the pipe dream right. And in the last administration, to have a local, national champion and I think, you know, with, with you, you're a Florida based company right. Where do you see 5G Open RAN going or Open RAN in general going?

Eric: Thanks Roger, that's a great question and a great lead in. We are very active in Open RAN. We are a Florida-based company and a US pure play/ infrastructure, radio access network company and there hasn't been one of those since Lucent tied up some years back with Alcatel, which is now Nokia. So we have a very unique position in the marketplace as a US based supplier of Open RAN. We have a tremendous pedigree, leading up to the current stage of Open RAN we've deployed over a million cells and what we call open integrated network, forming 4G and 5G.

We are very proud to be one of the leading suppliers to Rakuten, which is a, a very open and visible example of the power of Open RAN, and we have deployed six or seven different projects into that network, always with other vendors so it's always a joint ecosystem, different people bring different skills to the table. We have a very good experience in the architecture side of how to position the various network functions in the open ran prescription. There are different interfaces, you're probably familiar with the splits. split 7.2 split two that allocate functions, different places in the network. And this has been so important for us as we've won business from a variety of different types of operators who have different backhaul plumbing the hoses that connect all the sprinklers that are the gNodeBs come in various sizes and forms and latency, and we feel we're really unique and bridging, all those different use cases to bring Open RAN to all sorts of different types of customers.

Roger: So your solution basically works with everybody else because I think one of the advantages of Open RAN is not an open software but the standards are open, and every solution works with everybody else's unlike today where, you know, we had Adam Koeppe here, couple of weeks ago who said, you know that they use one vendor in one market because the interoperability is just not there. And, and you with Open RAN you're specialist and not interoperability.

Eric: Very much so. And 4G was only a few innovators like Masayoshi Son and SoftBank, and Akash Ambani Reliance Jio who had the foresight and the personal involvement to get the walled gardens of the Nordic suppliers, and the Korean supplier, open, such that they would integrate us with them and we succeeded in that we have hundreds of 1000s of cells and each of those networks and we transform their costs, obviously.

What's really great about 5G Open RAN is that that's now prescriptive across the whole industry. It's no longer takes the obsessed, chief network engineer leader of these companies to drive it into their organization that's coming from the ground up. And so we're really proud to be a part of all these new operations that are hitting the ground, and, and making tremendous progress on that, it is work, it's not. It is open around but it's not without sweat.

We work together with frenemies with other ecosystem partners with lots of engineers, particularly on the integration side to get the various elements to perform to perfection, and that as an effort I think will become simpler in the in the coming years. But the great news is it is doable today and we're doing it today. Cells deployed in Rakuten, some significant launches and some of these other markets lots of private 5G orders. Our first quarter, order and take on that what's this spectacular, and that's working with a bunch of different partners a bunch of different cores. So it's all happening now, we're not at the position yet. Roger where you just go on to an eBay site, click for a piece of hardware from one vendor and a piece of software from another vendor we're a few years away from that. But we're certainly well into the fact that the carriers can get the benefits today, it's, it's really that stage of launch even Microsoft took 20 years to get plug and play to work properly.

Roger: Right, yeah. Important thing is the carriers get the benefit even before that, that piece of it is perfected. Yeah. So can you talk about us a little bit more about 5G. I think here in the US we have a huge opportunity with C band, globally, you know, Huawei replacement in some markets might be a big opportunity when you play there.

Eric: So we're very, very active in massive MIMO, and we have a, a deep knowledge and in massive numbers of small amplifiers, from, from our legacy and our history. So we have a 32 by 32 product it's really best in breed called Coby 5700 that's hitting the market now in the CBRS band, and we'll be hitting in some of the other bands. We have 128 by 128 variant of that and millimeter wave today being deployed at scale.

So we have a very strong position in the RU. And that RU is both the software and the hardware, and it's got a lot of our intelligence on beamforming on the scheduler, on all the things that you need to do to make that work. One of the exciting things about open RAN is that can even be considered as a shared piece of infrastructure so we're working with the tower companies, we're working with a lot of different types of people that are focused on the C Block winners and saying that C Block is so expensive there might be some need for shared infrastructure. So this is first in 5G, and we're at the forefront of that.

Roger: And just for our, our listeners who are not very deep into the technology, RU means the radio unit and 32 by 32 or 64 by 64 128 by 28 means that's the number of transmitters and receivers on an antenna, which can be used then simultaneously drives up capacity, massively, right.

Eric: Yeah. Thanks for that clarification Roger indeed the massive MIMO is the most exciting part of the outdoor 5G world, and we are very active in leading products there and there's fortunately a lot of this spectrum that the FCC has just opened up an auction. In addition, we're very active on indoor and we have a portfolio there that scales to a lot of different types of use cases. The whole goal there is to stop DAS. DAS is an antiquated model at this point for in building coverage, especially when you add it, a concept your listeners might not be familiar with called neutral host, which allows the same piece of infrastructure again to service multiple carriers, we've had real progress there, both with carriers, but also with enterprise and, and best of breed fangs as they figure out how to build an architecture that basically brings a whole lot of new participants into the infrastructure provision, business, and it allows a lot of opportunities to sell our products.

Roger: Yeah, was a few years ago and expert witness in the lawsuit around the task network. And one of the things I pointed out is, even then, DAS was ending its useful life, or its universal appeal was disappearing, and these new solutions were really coming to play

Eric: This on an example where 30% of the cost of gas to do a million square foot campus, and we give two different youth groups happiness we give the internal data networking need of the, of the enterprise, and an upgrade from their Wi Fi only environment to bring the power of 5G and 3GPP in terms of security, but we also bring a feed then to the carriers that they can recognize and use with today's infrastructure to be able to have, you know, as you know 5G propagation. There's no magic bullet and 5G to improve propagation and there's millimeter wave spectrum in this spectrum it's more difficult to propagate so this set of tools at the network edge, are really really important.

Roger: Great. You, you also announced plans to go public, is now a Why Is now a good opportunity for this.

Eric: Yeah, we're very excited about a tie up with a SPAC, it's called NBA, and we'll be trading under the symbol MIMO. I particularly like that, that symbol. Going public was a really smart move as our business is expanding really rapidly. We have customers that really like to buy from a public company, and we get a currency that allows us to roll up a lot of the smaller companies in Open RAN because there are a lot of new market entrants, that's a real power of Open RAN. A lot of those companies have a great technology or an a great enabler, but they don't have the scale to sell to tier one carriers the way we do. So, it just seemed like the right time to get public. We like this particular SPAC because they have very deep knowledge and on the real estate and the enterprise side and as I mentioned earlier in the call I think that's going to be a really important place to watch that merger and marriage public carriers and private 5G. So we really liked them on that front as well, so it's been a really enjoyable process to date.  We're looking forward to taking it to the conclusion phase. Over the next few months.

Roger: Interesting. And so one of the, you mentioned that this will allow you to buy more smaller companies, and this will help you also to scale up.

Eric: Our current shareholders include Qualcomm, obviously the industry leader in telecom, really helpful in these times of silicon scarcity. They include Foxconn. Foxconn being the preeminent manufacturer in the world. And they include financial partners like various financial partners that leverage balance sheets so we have and we've proven in the last several years, the ability to scale we went from a position of a cold star into one of the US carriers to delivering 400,000 base stations in just over two and a half years, and it actually was both indoor and outdoor. We have a manufacturing supply chain process with Foxconn that I think is world class, and gives us the ability to hit numbers and targets that are required. We're also expanding people on the software side in India, very, very rapidly. We're going to continue to hire on that, that side to get scalability on software as well.

Roger: Terrific. Thank you very much for coming on the show and telling us about, you know, an American infrastructure provider, you know for quite a while, you know, I get asked. So where are the American infrastructure providers, you know from journalists and policymakers and politicians alike and, you know, you're one of the companies that, that I point to where, you know, you're playing a very active role and important role. And I think it will become even more important in the future. So thank you very much for coming, coming to the show.

Additional Information and Where to Find It

This document relates to a proposed transaction (the “Proposed Transaction”) between New Beginnings Acquisition Corp., a Delaware corporation (“NBA”), and Airspan Networks Inc., a Delaware corporation (“Airspan”). In connection with the Proposed Transaction, NBA has filed a Form S-4 with the SEC, which includes a preliminary proxy statement / prospectus with respect to certain matters upon which NBA stockholders will be asked to vote (the “Form S-4”). NBA’s stockholders and other interested persons are advised to read, the preliminary proxy statement / prospectus and, when available, the amendments thereto and the proxy statement / prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Airspan, NBA and the Proposed Transaction. When available, the definitive proxy statement / prospectus and other relevant materials for the Proposed Transaction will be mailed to stockholders of NBA as of a record date to be established for voting on the Proposed Transaction. Stockholders will also be able to obtain copies of the preliminary proxy statement / prospectus, the definitive proxy statement / prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: New Beginnings Acquisition Corp., 800 1st Street, Unit 1, Miami Beach, FL 33139, USA.

No Offer or Solicitation

This document is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

NBA, Airspan and their respective directors and executive officers may be deemed participants in the solicitation of proxies from NBA’s stockholders with respect to the Proposed Transaction. A list of the names of those directors and executive officers and a description of their interests in NBA is contained in the preliminary proxy statement / prospectus contained in the Form S-4. Additional information regarding the interests of such participants, which may, in some cases, be different than those of NBA and Airspan’s equity holders generally, is also set forth in the preliminary proxy statement / prospectus contained in the Form S-4, and will also be included in the definitive proxy statement / prospectus for the Proposed Transaction when available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, NBA’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Airspan’s industry and market sizes, future opportunities for NBA, Airspan and the combined company, NBA’s and Airspan’s estimated future results, the amount of cash proceeds and uses thereof, and the likelihood and ability of the parties to successfully consummate the Proposed Transaction and the timing thereof. Such forward-looking statements are based upon the current beliefs and expectations of NBA’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond NBA’s control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in NBA’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of NBA’s securities; (ii) the risk that the transaction may not be completed by NBA’s business combination deadline and the potential failure to obtain an extension of the Proposed Transaction deadline if sought by NBA; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the business combination agreement by the stockholders of NBA and Airspan, the satisfaction of the minimum trust account amount following redemptions by NBA’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; (vi) the impact of COVID-19 on Airspan’s business and/or the ability of the parties to complete the Proposed Transaction; (vii) the effect of the announcement or pendency of the transaction on Airspan’s business relationships, performance and business generally; (viii) risks that the proposed transaction disrupts current plans and operations of Airspan; (ix) the outcome of any legal proceedings that may be instituted against Airspan or NBA related to the business combination agreement or the Proposed Transaction; (x) the ability to maintain the listing of NBA’s securities on the NYSE American; (xi) the price of NBA’s and the post-combination company’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Airspan operates, variations in performance across competitors, changes in laws and regulations affecting Airspan’s business and changes in the combined capital structure; (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xiii) the risk of downturns and the possibility of rapid change in the highly competitive industry in which Airspan operates; (xiv) the risk that Airspan and its current and future collaborators are unable to successfully develop and commercialize Airspan’s products or services, or experience significant delays in doing so; (xv) the risk that the post-combination company may not achieve or sustain profitability; (xvi) the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; (xvii) the risk that the post-combination company experiences difficulties in managing its growth and expanding operations; (xviii) the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; (xix) the risk that the rollout and utilization of 5G technology will not provide the expected benefits; (xx) the risk that Airspan is unable to secure or protect its intellectual property; and (xxi) the risk that the post-combination company’s securities will not be approved for listing on the NYSE American or if approved, maintain the listing.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond NBA’s control. All information set forth herein speaks only as of the date hereof in the case of information about NBA and Airspan or the date of such information in the case of information from persons other than NBA or Airspan, and we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Airspan’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part.